Exhibit 99.1
CORPBANCA



Santiago, February 22, 2005
SBIF/144/2005


Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions

Mr. Superintendent:

It is my pleasure to inform you that at the Ordinary Shareholders' Meeting held on February 21, 2005, the following decisions were reached:

1. Approval of the Annual Report, Balance Sheet and Financial Statements, including Footnotes and the Report of the Independent Auditors, relating to the fiscal year between January 1 and December 31, 2004.

2. The designation of Deloitte & Touche Sociedad de Auditores Consultores Limitada, as independent auditors for fiscal year 2005.

3. The Board of Directors will not be compensated for their services during the upcoming fiscal year.

4. The immediate distribution of a dividend for fiscal year 2004 in the aggregate amount of Ch$25,383,634,798, representing 50% of Corpbanca's 2004 net income of Ch$50,767,269,596, or a dividend per share of Ch$0.111866881842752. The dividend was paid at the end of the Shareholders' Meeting to those shareholders of record listed in the Shareholders' Registry as of February 15, 2005. The remaining net income will be placed in the reserve of net income to be distributed.

5. The determination that the dividend policy for the upcoming fiscal year would be to distribute 50% of net income as a dividend.

6. The annual budget for the Directors Committee was set at Ch$137,000,000, which includes Ch$3,500,000 of monthly compensation for each member of the committee and an additional monthly payment of Ch$500,000 for the President of the Committee.

Sincerely,



Christian Samsing Stambuk
Chief Executive Officer